INVEST IN **THE WEIGHT FILM LLC**

Art film with Built-in Audience of millions on social media with ties to Netflix

PITCH VIDEO | INVESTOR PANEL


WEIGHT

theweightfeaturefilm.com Buffalo NY

Entertainment | Film | Art | Athletes | Health & Fitness

LEAD INVESTOR



Jared Kirchheimer

This film has the heart of Good Will Hunting, Rocky, and Rudy sewn within its fabric. The team consists of veteran industry professionals that know what it takes to deliver a financially successful and moving picture. Olympic Weightlifting is the greatest sport in the world and this project honors the past, present, and future athletes and coaches working in the shadows day and night to reach the pinnacle of their sport. I am deeply honored to be a part of this film.

Invested $50,000 this round

Highlights

1. Team with films made by Lionsgate, distributed by Netflix with film premieres at Sundance & SXSW
2. Precursor short film, The Artist & The Olympian, has over 250k views and seen in over 200 countries
3. Built-in Audience with huge social media following of over 6 million followers from featured actors
4. Team has films produced by Seth Rogen and Evan Goldberg

4. Team has films produced by Seth Rogen and Evan Goldberg

5. Award winning Writer, Director, and Producers with accolades at Slamdance and the Blacklist
6. Starring acclaimed actor Bill Sage, Youtuber Zack Telander
7. Appeals to the global fitness industry which is worth $96.7 billion with 184 million gym members

Our Team



Adam Scheiner Director/Writer/Producer

Adam's short film, The Artist & The Olympian received over 250k views in 2016. His script, 'The Weight' has won the Gold prize in Drama at both the 17th Annual Filmmakers International Screenwriting Awards and The World Series of Screenwriting.

> I fell in love with the sport and community of Weightlifting 12 years ago. I've been in love with filmmaking since I was a child. This subject marries the two together and I've spent a decade believing that this film is unique and will be an amazing cinematic experience



Joshua Bunting Producer

Joshua has produced 8 feature films that have played at major American festivals. Josh is Co-Owner of EchoWolf Productions. Most recently he produced the film, 'The Wave' starring Justin Long and Donald Faison which is distributed by Epic Pictures.



Carl Lucas Producer

Carl Lucas has produced 13 feature films. Carl is the Co-Owner of EchoWolf Productions. Most recently, he was the writer and an executive producer for 'The Old Way' starring Nicolas Cage.



Chris Thomas Devlin Executive Producer

Devlin's script, 'Cobweb' was named to 2018 Blacklist. He has since gone on to write, 'Texas Chainsaw Massacre' (Distributed by Netflix) with Cobweb being produced by Seth Rogen and Evan Goldberg at Lionsgate starring Anthony Starr and Lizzy Caplan.



Garbiella Ludlow Executive Producer

Gabriella Ludlow most recently executive produced "Mayday", one of 10 films to be selected in competition at Sundance 2021. She has also provided business affairs services on over 150 feature films.



Adam Scheiner Production Company

Pitch


THE
WEIGHT
"Only those that go face to face with the abyss see the truth to lifting heavy burdens"



THE STORY

Casey Murray finds his life at a crossroads. After sustaining a career-threatening injry, Casey's father and coach, Gordon Murray wants his son to retire. Things get more complicated for Casey and falls in love with Natalie Winthrop, a love she cannot return. Casey grapples with his notions of manhood and the price he's willing to pay for Olympic glory. . .




ELEIKO
ELEIKO

THE SCRIPT

Set and filmed in Buffalo, THE WEIGHT is a unique coming of age story that explores, for the first time on screen, the complicated sport of Olympic Weightlifting.

THE WEIGHT SCREENPLAY AWARDS

- Overall Winner - World Series of Screenwriting
- Gold Prize in Drama - Filmmakers International Screenwriting Awards.

Additionally, acclaimed screenwriters Christopher Thomas Devlin (Texas Chainsaw Massacre and Cobweb) and Carl W. Lucas (The Wave and The Old Way) will help oversee the shooting draft.

COMPARABLE FILMS

THE WEIGHT is a classic sports film told from a modern perspective, exploring doping, unrequited love, and the dangers of unchecked ambition.



ROCKY

+



WHIPLASH

+



ICARUS

CAST



Zack Telander



Katia Winter



Bill Sage



Quinton Aaron

Contracts with cast members are not signed until pre-production, but we do have letters of intent.



ADDITIONAL CAST
The Weight will use real life Weightlifters and fitness celebrities in on-screen roles for authenticity and to leverage each individual's huge followership.
CJ Cummings
150k followers
2020 Olympian
6x World Champion as Youth and Junior
Juji Mufu
1.6 million followers
1.35 million subscribers
Meg Squats
550k followers
466k subscribers
Maddy Forberg
440k followers
Not pictured are additional influencers and brands such as Eleiko, Caffeine & Kilos, Onyx, and Gym Gypsy.

Contracts with cast members are not signed until pre-production, but we do have letters of intent.



STATE OF THE INDUSTRY
Most Independent films fail because they don't build an audience prior to production. Instead relying on the old modes of marketing made available to them by distribution companies which hold increasing leverage over filmmakers due to the glut of content
...The Weight is different and knows a thing or two about leverage.



OUR AUDIENCE
The precursor short film to The Weight, The Artist & The Olympian has over 250k views online and was seen in over 200 countries becoming a cult film in Weightlifting circles.
The Artist & The Olympian (short film ft. Donny Shankle)
In addition to the organic excitement for the project, The Weight and its actors and vendors bring a social media following of which amounts to millions which can be utilized in self distribution.



FILM FESTIVAL & THEATRICAL RUN
The modern day film festival system is more about marketing than a site to sell a film, on the off chance a lucrative deal does get offered, here's what that could look like:
Film
Budget
Deal Amount
Distributor
Return on Investment



Short Term 12	$950,000	$4,400,000	Cinedigm	463%
The Skeleton Twins	$1,000,000	$3,500,000	Lions gate/ Roadside Attractions	350%
Fruitvale Station	$900,000	$2,000,000	The Weinstein Company	222%
Safety Not Guaranteed	$750,000	$1,000,000	Film District	133%
Drinking Buddies	$500,000	$600,000	Magnolia	120%

	Station	Guaranteed	Skeleton Twins	Term 12	Buddies
Domestic Release Date	Jul 12, 2013	Jun 8, 2012	Sep 12, 2014	Aug 23, 2013	Aug 23, 2013
Production Budget	$900,000	$750,000	$1,000,000		$500,000
Opening Weekend Theaters	7	9	15	4	2
Maximum Theaters	1,086	182	461	75	33
Theatrical Engagements	4,860	1,479	1,679	404	157
Domestic Opening Weekend	$377,285	$97,762	$380,691	$56,206	$19,505
Domestic Box Office	$16,098,998	$4,010,957	$5,284,309	$1,013,100	$343,706
Inflation Adjusted Domestic Box Office	$17,752,358	$4,519,664	$5,601,742	$1,117,734	$379,216
International Box Office	$1,450,647	$411,361	$512,883	$1,295,435	$63,394
Worldwide Box Office	$17,549,645	$4,422,318	$5,797,192	$2,308,535	$407,100

The figures on this slide pertain to other film projects; there is no guarantee that The Weight will come close to these figures.


SELF-DISTRIBUTION
Self-distribution (Via Streaming Service) removes a number of middlemen which traditionally take upwards of 40% of gross revenues.
GROSS REVENUE
$2 MILLION
$1 MILLION
-$1 MILLION
50% TO STREAMING
NET INCOME
1st QTR
2nd QTR
3rd QTR
4th QTR
5th QTR
6th QTR
7th QTR
8th QTR
10% PRE-PRO
60% PRODUCTION
10% POST
15% PROMOTION + ADVERTISING
* All investments repaid
**Estimations based on an estimated ~$1 million budget level/ SAG Modified- Low Budget Tier
*** Film is an Evergreen property so the film would earn revenue/profit in perpetuity without overhead
Based upon 15% follower retention rate.


INTERNATIONAL DISTRIBUTION
As shown below, Olympic Weightlifting is popular Internationally as we have seen with The Artist & The Olympian.
The Artist & The Olympian (short film ft. Donny Shankle)
Lifetime (Nov 20, 2013 – Jun 24, 2018)
967,129
228,069
3,286
756
International Distribution will follow a more traditional distribution plan. A sales agent will license the film to distributors that will exploit the film.


PRODUCING A FILM WE WANT TO WORK ON
We believe that the current way of filmmaking is a disaster on the health and wellbeing of the Cast, Crew, and our Families. We've all seen families torn apart by this industry because of the hours and have lost close friends because of the havoc those hours have done to their mental and physical health. How do we plan on changing that!?
We are going to strive for 8 1/2 to a maximum of 10 1/2 hour days with a longer filming schedule, which means people have time to have lives outside of being stuck in an office or on set all day to see their families, take care of their health, AND they will get paid for longer.
Lastly, we are invested in the sport of Olympic Weightlifting and celebrate its diversity and inclusion. That's why it's our goal to ensure both cast and crew are composed of at least 50% from diverse backgrounds to give an authentic experience of the world we live in and love.